  Exhibit 99.1

JOE C. NEAL & ASSOCIATES
PETROLEUM ENGINEERING CONSULTANTS
526 E. FM120, SUITE 3
POTTSBORO, TEXAS 75076
432-683-4371  or 432-553-0607
E-Mail: halanneal@gmail.com

       March 29, 2017

FieldPoint Petroleum Corporation
Attn: Mr. Phil Roberson
609 Castle Road, Suite 335
Austin, TX 78746

Re: Evaluation of Oil and Gas Reserves to the interest of FieldPoint Petroleum Corporation
       Effective January 1, 2017 based on Security Exchange Commission Guidelines

Mr. Roberson,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by FieldPoint Petroleum Corporation as of January 1, 2016. The properties to which proved reserves are attributable are located in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming. The estimated reserves are based on a detailed study of properties owned by FieldPoint Petroleum Corporation. During this study, we consulted freely with the officers and employees of FieldPoint Petroleum Corporation and were given access to such records, geological and engineering reports, and other data as were desired for examination. In preparation of this report, we have relied, without independent verification, upon information furnished by FieldPoint Petroleum Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented. The results of our third-party study, completed on March 1, 2017, are presented herein. The properties reviewed by Joe C. Neal & Associates represent only properties in Chaves, Eddy, Lea and Loving Counties, New Mexico, Caddo Parish, Louisiana, Caddo, Dewey, and Grady Counties, Oklahoma, Andrews, Burleson, Lee and Midland Counties, Texas and Converse County, Wyoming of the total net proved reserves of FieldPoint Petroleum Corporation.

The summary below includes FieldPoint Petroleum Corporation Proved Reserves only. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which FieldPoint Petroleum Corporation owns an interest.

JCN/FieldPoint Petroleum Corporation	1
Ref: 17004 (SEC Report)

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of FieldPoint Petroleum Corporation as of January 1, 2017, to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	356	635	7,204	4,116
Non-Producing	135	121	2,329	1,454

Total Proved	491	756	9,533	5,570

The following table sets forth the changes in total Proved Reserves owned by FieldPoint Petroleum Corporation as of January 1, 2017.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period January 1, 2016	405	788
Revisions of Previous Estimates	150	89
Beginning of Period as Revised	555	877

Additions from Drilling and Purchase	0	0
Extensions	0	0
Sales of Minerals-in-Place	0	0
Production	(65)	(120)
End of Period January 1, 2017	490	757

Proved Developed Reserves:
Beginning of Period January 1, 2016	405	788
End of Period January 1, 2017	490	757

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report. Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing properties were determined by volumetric calculations and/or by analogy with offset wells.

JCN/FieldPoint Petroleum Corporation	2
Ref: 17004 (SEC Report)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which FieldPoint Petroleum Corporation owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. FieldPoint Petroleum Corporation has informed us that they have furnished us all the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by FieldPoint Petroleum Corporation with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isopach maps, well logs, core analyses, and pressure measurements. Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by FieldPoint Petroleum Corporation.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions. We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study. It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by FieldPoint Petroleum Corporation. This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties. Information regarding prices and the particular pricing categories under current governmental regulations was supplied by FieldPoint Petroleum Corporation.

JCN/FieldPoint Petroleum Corporation	3
Ref: 17004 (SEC Report)

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of FieldPoint Petroleum Corporation. Net income to the interests of FieldPoint Petroleum Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable. The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist. Minor variations in composite columns totals result from computer rounding. Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue. Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization. The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of January 1, 2017 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2017	1,243,765	1,178,581
2018	1,256,077	1,092,407
2019	921,436	727,748
Remaining	6,111,094	2,571,796
Total	9,532,372	5,570,532

The future net revenue set forth above reflects estimated capital expenditures in the amount of $131,469.00 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing.

Estimated reserves and future net income amounts presented in this report, as of January 1, 2017, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations). The benchmark price of $42.75 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to an average of $35.26. Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $2.481 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to an average of $2.96. The oil and gas prices were held constant for the economic life of the properties as specified by the SEC. Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons. Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were supplied by FieldPoint Petroleum Corporation and were held constant for the life of the properties. Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

JCN/FieldPoint Petroleum Corporation	4
Ref: 17004 (SEC Report)

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for forty (40) years. Joe C. Neal & Associates does not have any financial interest, including stock ownership, in FieldPoint Petroleum Corporation. Our fees were not contingent on the results of our evaluation. Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report. The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to FieldPoint Petroleum Corporation for their use in SEC filings. It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law. Data utilized in this report will be maintained in our files and is available for your use.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

___________________________________________
Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number: 23238
Registered Professional Engineering Firm
Registration Number: F-001308

JCN/FieldPoint Petroleum Corporation	5
Ref: 17004 (SEC Report)

DEFINITIONS OF OIL AND GAS RESERVES
17 CFR § 210.4-10 Federal Register Dated December 31, 2008/Filed January 13, 2009

Developed oil and gas reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Proved oil and gas reserves 2

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

JCN/FieldPoint Petroleum Corporation	6
Ref: 17004 (SEC Report)

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including government entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-date-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

2 Joe C. Neal & Associates separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

JCN/FieldPoint Petroleum Corporation	7
Ref: 17004 (SEC Report)

TABLE	Lease	Gross	Gross	Net	Net	Revenue	Oper	Sev	Ad Val	Net	Undisc Net	Discounted Net
NUMBER	Name	OIL	GAS	OIL	GAS	to It.	Expense	Tax	Tax	Investment	Income	Income
5	APACHE BROMIDE UNIT	143.709	89.037	31.727	19.657	1269.173	1015.416	91.280	98.060	0.000	64.418	59.989

6	ARROWHEAD	53.064	0.000	42.452	0.000	1475.276	567.000	67.863	49.259	0.000	791.154	471.606

7	BUCHANAN -L-	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

8	BUCHANAN 'M'	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

9	BUCHANAN 'P'	12.367	41.699	1.256	4.237	70.136	44.971	3.835	1.658	0.000	19.673	15.605

10	CLEMMONS SUNBURST FEDERAL 1	16.699	0.000	4.916	0.000	188.489	144.341	13.364	0.000	0.000	30.783	24.945

11	EAST LUSK 15 FEDERAL COM #01Y	3.994	9.653	1.449	3.502	59.909	50.103	7.045	0.000	0.000	2.761	2.714

12	EAST LUSK 15 FEDERAL COM #02	55.682	103.977	20.202	37.724	799.827	374.379	94.060	0.000	0.000	331.388	271.584

13	EAST LUSK 15 FEDERAL COM #03H	166.112	129.355	60.267	46.932	2176.967	885.553	256.011	0.000	0.000	1035.402	650.865

14	ELKHORN #14	0.514	0.000	0.450	0.000	16.454	14.102	0.997	0.974	0.000	0.381	0.370

15	ELKHORN A ST 015658A #15	3.409	0.000	2.813	0.000	102.814	80.766	6.231	6.085	0.000	9.733	8.311

16	FIELDS 4-1	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

17	HOSS 7800 RA SUA;CUSHMAN	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

18	HOSS RA SUH;CUSHMAN	1.736	659.657	0.159	60.491	143.101	59.186	13.310	0.000	0.000	70.606	44.323

19	J C KINNEY 38(WALL CREEK)	4.705	0.000	4.117	0.000	150.498	116.088	9.120	8.907	0.000	16.383	13.339

20	JENNINGS FEDERAL	51.662	0.000	37.487	0.000	1329.738	606.722	113.028	0.000	0.000	609.988	399.267

21	JENNINGS SWD	0.000	0.000	0.000	0.000	1557.221	610.051	0.000	0.000	0.000	947.170	456.642

22	KINNEY ST 0-1821 38(DAKOTA)	78.754	0.000	68.910	0.000	2518.851	615.360	152.642	149.071	0.000	1601.778	657.701

23	KORCZAK FEDERAL #01	94.702	196.433	10.417	21.608	470.595	127.076	71.758	0.000	0.000	271.761	179.600

24	MCCLINTIC -A-	113.912	58.333	6.482	3.319	269.999	112.144	12.897	6.428	0.000	138.531	91.755

25	NORTH BILBREY 7 FEDERAL	0.000	953.201	0.000	412.259	1074.348	284.745	176.447	0.000	0.000	613.156	287.716

26	PONTOTOC NET INCOME STREAM	5.811	10.541	5.811	10.541	259.198	193.100	21.144	0.000	0.000	44.954	42.714

27	QUINOCO SULIMAR	29.009	0.000	24.803	0.000	878.015	517.803	62.251	0.000	0.000	297.960	198.832

28	RANGER UNIT 11	27.629	15.408	5.180	2.889	165.224	104.760	8.390	3.921	0.000	48.153	37.035

29	RANGER UNIT 8A	34.560	22.601	6.480	4.238	212.550	116.982	10.935	5.040	0.000	79.593	61.504

30	RANGER UNIT 8A2	29.939	27.454	5.614	5.148	198.039	112.617	10.516	4.688	0.000	70.217	54.423

31	RANGER UNIT 8A3	16.493	9.495	3.092	1.780	99.156	52.380	5.048	2.353	0.000	39.376	34.814

32	RUSH SPRINGS MEDRANO UNIT	64.702	0.000	10.358	0.000	422.785	365.780	30.441	0.000	0.000	26.564	24.877

33	SUNBURST SPENCE FEDERAL	0.529	3.416	0.156	1.006	9.513	8.286	0.705	0.000	0.000	0.523	0.509

34	WEBSTER INCOME	1.038	0.000	1.038	0.000	45.854	0.960	2.109	1.531	0.000	41.254	25.224

JCN/FieldPoint Petroleum Corporation	8
Ref: 17004 (SEC Report)

TABLE	Lease	Gross	Gross	Net	Net	Revenue	Oper	Sev	Ad Val	Net	Undisc Net	Discounted Net
NUMBER	Name	OIL	GAS	OIL	GAS	to It.	Expense	Tax	Tax	Investment	Income	Income
3	TOTAL PROVED DEVELOPED PRODUCING	1010.731	2330.261	355.637	635.331	15963.728	7180.669	1241.425	337.974	0.000	7203.660	4116.264

35	PDNP ARROWHEAD #01	42.598	0.000	34.078	0.000	1184.295	368.640	54.478	39.544	50.000	671.634	523.554

36	PDNP KORCZAK FEDERAL #01	147.894	184.097	16.268	20.251	691.532	108.679	49.123	0.000	7.100	526.630	60.498

37	PDNP MERCURY FEE 1	0.000	1475.129	0.000	84.053	295.614	58.710	23.472	0.000	45.000	168.432	132.292

38	PDNP N. BLK 12 #09 (D)	39.597	0.000	33.918	0.000	1146.427	386.881	52.736	38.279	9.790	658.742	529.522

39	PDNP NORTH BLOCK 12 UNIT	48.346	0.000	41.413	0.000	1399.747	1130.000	64.388	46.738	19.579	139.042	100.450

40	PDNP PONTOTOC NET INCOME STREAM	8.912	16.878	8.912	16.878	400.030	203.000	32.798	0.000	0.000	164.231	107.952

4	TOTAL PROVED DEVELOPED NON-PRODUCING	287.347	1676.103	134.590	121.181	5117.645	2255.910	276.995	124.560	131.469	2328.712	1454.269

1	GRAND TOTAL ALL PROPERTIES	1298.078	4006.364	490.226	756.512	21081.374	9436.579	1518.420	462.534	131.469	9532.372	5570.533

JCN/FieldPoint Petroleum Corporation	9
Ref: 17004 (SEC Report)